12013570

SEC Mail Processing Section
FEB 29 2012
Washington, DC
125

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30041 44665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weisser Johnson Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 MCKINNEY STREET, SUITE 3175
(No. and Street)

HOUSTON (City) TEXAS (State) 77010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK M. WEISSER 713-659-4600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEAVER AND TIDWELL, L.L.P.
(Name – *if individual, state last, first, middle name*)

24 GREENWAY PLAZA, SUITE 1800 (Address) HOUSTON (City) TEXAS (State) 77046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/2

OATH OR AFFIRMATION

I, FRANK M. WEISSER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEISSER JOHNSON CAPITAL LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA J. ROSE
Notary Public, State of Texas
My Commission Expires
October 12, 2015

Signature

PRESIDENT/TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

weaver

INDEPENDENT AUDITOR'S REPORT

To the Members of
Weisser Johnson Capital LLC
Houston, Texas

We have audited the accompanying statements of financial condition of Weisser Johnson Capital LLC (a Delaware Limited Liability Company) (the Company) as of December 31, 2011 and 2010 and the related statements of operations, changes in members' equity, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weisser Johnson Capital LLC at December 31, 2011 and 2010, and the results of its operation and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital, aggregate indebtedness, and ratio of aggregate indebtedness to net capital under rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects, in relation to the basic financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 22, 2012

AN INDEPENDENT
MEMBER OF BAKER TILLY
INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

HOUSTON
24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P: (713) 850 8787 F: (713) 850 1673

WEISSER JOHNSON CAPITAL LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
Cash and cash equivalents	$ 81,938	$ 169,022
Settlement receivable	-	1,100,980
Total assets	$ 81,938	$ 1,270,002
LIABILITIES		
Accrued expenses	$ 7,500	$ 247,500
Profit share payable - related party	-	354,050
Franchise taxes payable	250	250
Total liabilities	7,750	601,800
MEMBERS' EQUITY	74,188	668,202
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 81,938	$ 1,270,002

The Notes to Financial Statements are
an integral part of these statements.

WEISSER JOHNSON CAPITAL LLC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUES		
Lawsuit settlement	$ 1,152,565	$ 1,570,451
Interest income	73,197	80,845
Total revenues	1,225,762	1,651,296
OPERATING EXPENSES		
Accounting fees	7,500	7,500
Insurance	443	443
Legal	101,820	261,473
Registration fee	4,404	4,864
SIPC assessment	3,484	150
State taxes	250	250
Bank charges	-	19
Other overhead reimbursement	400,000	-
Profit share reimbursement	1,301,875	729,050
Total operating expenses	1,819,776	1,003,749
NET INCOME (LOSS)	$ (594,014)	$ 647,547

The Notes to Financial Statements are
an integral part of these statements.

WEISSER JOHNSON CAPITAL, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2011 AND 2010

BALANCE, December 31, 2009	$	7,147
Net income		647,547
Contributions		13,508
BALANCE, December 31, 2010		668,202
Net loss		(594,014)
BALANCE, December 31, 2011	$	74,188

The Notes to Financial Statements are
an integral part of these statements.

WEISSER JOHNSON CAPITAL, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (594,014)	$ 647,547
Adjustments to reconcile net loss to net cash provided by (used in) operating activities		
Change in settlement receivable	1,100,980	(1,100,980)
Change in accrued expenses	(240,000)	242,000
Change in profit share payable - related party	(354,050)	354,050
Net cash provided by (used in) operating activities	(87,084)	142,617
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions	-	13,508
Net cash provided by financing activities	-	13,508
Increase (decrease) in cash and cash equivalents	(87,084)	156,125
CASH AND CASH EQUIVALENTS, beginning of period	169,022	12,897
CASH AND CASH EQUIVALENTS, end of period	$ 81,938	$ 169,022
SUPPLEMENTAL CASH FLOW INFORMATION		
State taxes paid in cash	$ 250	$ 250

The Notes to Financial Statements are an integral part of these statements.

WEISSER JOHNSON CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND OPERATIONS

Weisser, Johnson & Co. Capital Corporation was organized on January 10, 1992 under the laws of the State of Delaware to engage solely in the business of a registered broker-dealer. In February 2003, the Company converted to Weisser Johnson Capital LP, a limited partnership, and in December 2009 the Company converted to Weisser Johnson Capital LLC (the Company). The Company is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company operates in Houston, Texas brokering energy industry investments to a select group of institutional investors.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Company.

Revenues

Revenues are recognized at the date of funding, which typically occurs in conjunction with the brokered deal.

Property and Equipment

Property and equipment, consisting of computers and office equipment, are stated at cost less accumulated depreciation. Depreciation expense for all property and equipment is computed on the straight-line basis for financial reporting purposes.

Expenditures for additions, major renewal and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operations.

No depreciation expense was charged to operations for the years ended December 31, 2011 and 2010 as all assets, with a cost of $12,301, have been fully depreciated.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Cash and Cash Equivalents

For the purpose of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company is treated as a flow-through entity for income tax purposes, as an S-corporation. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual member and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual member.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes.* FASB ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, and disclosures relating to the adoption of the accounting standard. As of December 31, 2011 and 2010, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties on state income taxes in the statement of operations. For the years ended December 31, 2011 and 2010, the Company had no interest and penalties on state income taxes. The Company's tax years 2008 through the present remain subject to examination by major tax jurisdictions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. SETTLEMENT RECEIVABLE

In July 2006, the Company filed a petition for breach of contract claim for fees due from a former client. The former client disputed any fees were due and also sought undefined damages and attorney fees. The case was tried in July 2008 and the jury rendered a verdict of $2,000,000 in favor of the Company and denied all counterclaims. The former client initiated an appeal to overturn the judgment. The former client and the Company held settlement negotiations and agreed to settle the dispute for $3,000,000 in July 2010 which included the $2,000,000 principal amount plus pre and post judgment interest. The settlement amount was to be paid to the Company in installment payments ranging from $50,000 to $250,000 per month through April 2012. At the date of the settlement agreement, the Company estimated, based on an assessment of the creditworthiness of the former client and the subordination of the settlement amount to other outstanding debt held by the former client, the amount of ultimate recovery to be $1,570,451. The calculation of the collectability and net present value of the settlement amount is as follows:

Settlement amount	$ 3,000,000
Allowance for collectibility	(1,240,000)
Net settlement amount	1,760,000
15% discount	(189,549)
Net present value	$ 1,570,451

During the year ended December 31, 2010, the Company received $550,000 of payments related to the settlement receivable of which $80,529 was recognized as interest on the accompanying statements of operations. The balance of the settlement receivable on the accompanying statements of financial condition was $1,100,980 at December 31, 2010.

In July 2011, the settlement agreement was formally amended reducing the total settlement amount to $2,875,000 and accelerating the remaining payments ranging from $100,000 to $1,475,000 per month through October 2011. During the year ended December 31, 2011, the Company received the remaining payments of $2,325,000 related to the settlement receivable, of which $71,455 was recognized as interest on the accompanying statements of operations. The balance of the settlement receivable was collected, and the additional payments received was greater than the net present value of the initial expected settlement amount by $1,152,565, which was recognized as lawsuit settlement revenue on the accompanying statements of operations.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company's aggregate indebtedness to net capital ratio was 0.10 to 1 and its net capital was $74,188, which exceeds the minimum net capital required of $5,000.

NOTE 5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2011 and 2010, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 6. POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company operates pursuant to the exemptive provisions of paragraph k(1) of SEC Rule 15c3-3 and paragraph (a)(2)(vi) of SEC Rule 15c3-1. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, as such, a review of the practices and procedures over safeguarding securities was not performed.

NOTE 7. RELATED PARTY TRANSACTIONS

The Company shares an office with Weisser, Johnson & Co., an entity that has common ownership. The Company shares rent and certain administration expenses. When charged, reimbursed expenses are not necessarily indicative of the costs that would have been incurred had the Company been a separate and independent operation. During the years ended December 31, 2011 and 2010, Weisser, Johnson & Co. charged reimbursed overhead expenses to the Company of $400,000 and $0, respectively.

The Company assigns its retainer fees, certain warrants to acquire equity securities, certain fees unrelated to securities transactions, and the reimbursement of expenses associated with client assignments to Weisser, Johnson & Co. under an informal arrangement. During the years ended December 31, 2011 and 2010, the Company made no assignments to Weisser, Johnson & Co.

NOTE 7. RELATED PARTY TRANSACTIONS – CONTINUED

The Company also participates in a profit sharing arrangement along with Weisser, Johnson & Co. in which certain employees and members are entitled to receive a portion of the distributable net profits of Weisser, Johnson & Co. and the Company as defined in the agreement. During the years ended December 31, 2011 and 2010, the Company recognized $1,301,875 and $729,050 respectively for profit sharing reimbursement to Weisser, Johnson & Co. As of December 31, 2011 and 2010, the amounts outstanding and due to the related party was $0 and $354,050 respectively.

NOTE 8. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash with high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits.

NOTE 9. SUBSEQUENT EVENTS

The date to which events occurring after December 31, 2011, the date of the most recent statements of financial position, have been evaluated for possible adjustment or disclosure is February 22, 2012, which is the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

WEISSER JOHNSON CAPITAL, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2011

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: WEISSER JOHNSON CAPITAL LLC as of DECEMBER 31, 2011

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			(1) $ 74,188	3480
2.	Deduct ownership equity not allowable for Net Capital			(	3490
3.	Total ownership equity qualified for Net Capital			74,188	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	3520
	B. Other (deductions) or allowable credits (List)			-	3525
5.	Total capital and allowable subordinated liabilities			74,188	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	-	3540		
	B. Secured demand note deficiency	-	3590		
	C. Commodity futures contracts and spot commodities- proprietary capital charges	-	3600		
	D. Other deductions and/or charges	-	3610	-	3620
7.	Other additions and/or allowable credits (List)			-	3630
8.	Net capital before haircuts on securities positions			74,188	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$ -	3660		
	B. Subordinated securities borrowings	-	3670		
	C. Trading and investment securities:				
	1. Exempted securities	-	3735		
	2. Debt securities	-	3733		
	3. Options	-	3730		
	4. Other securities	-	3734		
	D. Undue concentration	-	3650		
	E. Other (List)	-	3736	-	3740
10.	Net Capital			$ 74,188	3750

WEISSER JOHNSON CAPITAL, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2011
(CONTINUED)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: WEISSER JOHNSON CAPITAL LLC as of DECEMBER 31, 2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 517	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
14. Excess net capital (line 10 less 13)			$ 69,188	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			$ 68,188	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			(2) 7,750	3790
17. Add:				
A. Drafts for immediate credit	$ -	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	3810		
C. Other unrecorded amounts (List)	$ -	3820	$ -	3830
19. Total aggregate indebtedness			$ 7,750	3840
20. Percentage of aggregate indebtedness to net capital (line 19 by line 10)			10%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			0%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT - N/A

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24. Net capital requirement (greater of line 22 or 23)	$	N/A	3760
25. Excess net capital (line 10 less 24)	$	N/A	3910
26. Net capital in excess of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2011, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on January 26, 2012.

WEISSER JOHNSON CAPITAL, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2011
(CONTINUED)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: WEISSER JOHNSON CAPITAL LLC as of DECEMBER 31, 2011

Exceptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)	(1)---Limited business (mutual funds and/or variable annuities only)		X	4550
B. (k)	(2)(i)---"Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k)	(2)(ii)---All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name(s) of Clearing Firm(s)	4335		4570
D. (k)	(3)---Exempted by order of the Commission			4580

Note: In the opinion of the management of Weisser Johnson Capital LLC, conditions of the Company's exemption from Rule 15c3-3 were complied with for the year ended December 31, 2011.

weaver

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Weisser Johnson Capital LLC

In planning and performing our audit of the financial statements of Weisser Johnson Capital LLC (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL L.L.P.

Houston, Texas
February 22, 2012

weaver

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO THE SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESMENT RECONCILIATION

To the Members of
Weisser Johnson Capital LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Weisser Johnson Capital LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Agreed the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger and copies of checks without exception;

2. Agreed the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting a difference of $1;

3. Agreed any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting adjustments agreed with line items reported in the accompanying statements of operations;

4. Footed the Form SIPC-7 and the related schedules and working papers supporting the adjustments, without exception; and

5. Noted no overpayment applied to the current assessment on Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

AN INDEPENDENT
MEMBER OF BAKER TILLY
INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

HOUSTON
24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P: (713) 850 8787 F: (713) 850 1673

To the Members of
Weisser Johnson Capital LLC

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 22, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the Fiscal year ended December 31, 2011

(Read carefully the instruction in you working copy before completing this form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7
(33-REV 7/10)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044665 FINRA DEC
Weisser Johnson Capital LLC
1221 McKinney, Suite 3175
Houston, TX 77010

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Frank M. Wiesser, 713-659-4600

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 2,806
B. Less payment made with SIPC-6 filed (exclude interest) 7/13/2011 Date Paid	(160)
C. Less prior overpayment applied	
D. Assessment balance due or (overpayment)	2,646
E. Interest computed on late payment (see instruction E) for days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 2,646

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,646

H. Overpayment carried forward ________

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Weisser Johnson Capital LLC
(Name of Corporation, Partner ship of other organization)

____
(Authorized Signature)

Managing Director
(Title)

Dated the 19th day of February, 2012 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.		
2a, Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$	1,225,762
2b, Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above,		
(2) Net loss from principal transactions in securities in trading accounts,		
(3) Net loss from principal transactions in commodities in trading accounts.		Amounts f
(4) Interest and dividend expense deducted in determining item 2a,		~~beginning~~ and endi
(5) Net loss from management of or participation in the underwriting or distribution of securities,		**Elin**
(6) Expenses other than advertising, printing, registration lees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities,		
(7) Net loss from securities in investment accounts,		
Total additions	$	-
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products,		
(2) Revenues from commodity transactions,		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions,		
(4) Reimbursements for postage in connection with proxy solicitation,		
(5) Net gain from securities in investment accounts,	$	1,742
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date,		
(7) Direct expenses of printing advertising and legal lees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act),	$	101,820
(8) Other revenue not related either directly or indirectly to the securities business, (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.		
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).		
Enter the greater of line (i) or (ii)	$	-
Total deductions	$	103,562
2d, SIPC Net Operating Revenues	$	1,122,200
2e, General Assessment @ .0025	$	2,806

to page 1, Line 2.A.

WEISSER JOHNSON CAPITAL LLC

FINANCIAL REPORT

DECEMBER 31, 2011

weaver

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

WWW.WEAVERLLP.COM

AN INDEPENDENT MEMBER OF
BAKER TILLY
INTERNATIONAL